650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

August 21, 2014

Draft Registration Statement Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Confidential Submission Pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and Section 24(b)(2) of the Securities Exchange Act of 1934

Re:	On Deck Capital, Inc.

Confidential Submission of Draft Registration Statement on Form S-l

Ladies and Gentlemen:

On behalf of On Deck Capital, Inc., a Delaware corporation (“OnDeck”), an “emerging growth company” within the meaning of Title I, Section 101 of the Jumpstart Our Business Startups Act (the “JOBS Act”), we hereby confidentially submit a draft registration statement on Form S-1 pursuant to Title I, Section 106 under the JOBS Act and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended. This registration statement is for the non-public review by the staff of the Securities and Exchange Commission prior to the public filing of the registration statement. OnDeck acknowledges that the registration statement and all related amendments are required to be filed publicly with the Securities and Exchange Commission no later than 21 days before the date on which OnDeck begins a “road show,” as such term is defined in Rule 433(h) promulgated under the Securities Act of 1933, as amended.

Please direct all notices and communications with respect to this confidential submission to the following:

Cory Kampfer General Counsel On Deck Capital, Inc. 1400 Broadway, 25th Floor New York, New York 10018
Telephone: (917) 677-7117 Email: ckampfer@ondeck.com

with copies to:	Tony Jeffries
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94304
Telephone: (650) 849-3223 Email: tjeffries@wsgr.com

Damien Weiss
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94304
Telephone: (650) 565-3761 Email: dweiss@wsgr.com

Securities and Exchange Commission

August 21, 2014

Please contact me at (650) 849-3223 or tjeffries@wsgr.com, or Damien Weiss at (650) 565-3761 or dweiss@wsgr.com, if you have any questions regarding the foregoing.

Very truly yours,

/s/ Tony Jeffries
Tony Jeffries Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Noah Breslow, Chief Executive Officer, On Deck Capital, Inc.
Howard Katzenberg, Chief Financial Officer, On Deck Capital, Inc.
Cory Kampfer, General Counsel, On Deck Capital, Inc.

Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati, P.C.